UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 7, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Switzerland AG audited standalone financial statements for the year ended 31 December 2021, which appear immediately following this page.

UBS Switzerland AG

Standalone financial statements and regulatory information
for the year ended 31 December 2021

Table of contents

2	UBS Switzerland AG standalone financial statements (audited)

33	UBS Switzerland AG standalone regulatory information

UBS Switzerland AG standalone financial statements (audited)

UBS Switzerland AG standalone financial statements (audited)

Income statement
		For the year ended
CHF million	Note	31.12.21	31.12.20
Interest and discount income[1]		3,117	3,182
Interest and dividend income from financial investments		63	111
Interest expense[2]		(86)	(226)
Gross interest income		3,095	3,067
Credit loss (expense) / release	9	105	(470)
Net interest income		3,200	2,597
Fee and commission income from securities and investment business		3,812	3,430
Credit-related fees and commissions		188	175
Other fee and commission income		764	679
Fee and commission expense		(440)	(776)
Net fee and commission income		4,324	3,509
Net trading income	3	763	792
Net income from disposal of financial investments		1	68
Dividend income from investments in subsidiaries and other participations		14	16
Income from real estate holdings		0	(1)
Sundry ordinary income		207	220
Sundry ordinary expenses		(18)	(15)
Other income from ordinary activities		203	287
Total operating income		8,490	7,185
Personnel expenses	4	2,073	2,014
General and administrative expenses	5	3,298	3,215
Subtotal operating expenses		5,371	5,229
Depreciation and impairment of property, equipment and software		86	57
Amortization and impairment of goodwill and other intangible assets		0	263
Changes in provisions for litigation, regulatory and similar matters, and other provisions		14	41
Total operating expenses		5,472	5,590
Operating profit		3,018	1,595
Tax expense / (benefit)	6	566	324
Net profit / (loss) for the period[3]		2,452	1,271

1 Interest and discount income includes negative interest income on financial assets of CHF 108 million and CHF 70 million for the years ended 31 December 2021 and 31 December 2020, respectively.    2 Interest expense includes negative interest expense on financial liabilities of CHF 358 million and CHF 276 million for the years ended 31 December 2021 and 31 December 2020, respectively.    3 Net profit for 2020 does not include the share of profit from a portion of Global Wealth Management international business, see Note 2c.

Balance sheet
CHF million	Note	31.12.21	31.12.20

Assets
Cash and balances at central banks		82,990	81,148
Due from banks	9	3,951	3,399
Receivables from securities financing transactions	7	4,958	3,565
Due from customers	8, 9	54,997	49,894
Mortgage loans	8, 9	159,569	156,418
Trading portfolio assets	10	1,833	1,838
Derivative financial instruments	11	1,901	2,794
Financial investments	12	9,030	16,425
Accrued income and prepaid expenses		236	228
Investments in subsidiaries and other participations	13, 14	96	95
Property, equipment and software	15	699	473
Other assets	16	395	551
Total assets		320,656	316,829
of which: subordinated assets		0	1

Liabilities
Due to banks		30,628	30,688
of which: total loss-absorbing capacity eligible		16,240	16,000
Payables from securities financing transactions	7	480	501
Due to customers		261,192	259,792
Trading portfolio liabilities	10	339	297
Derivative financial instruments	11	1,459	1,528
Loans from central mortgage institutions	23	8,624	8,577
Accrued expenses and deferred income		1,056	751
Other liabilities	16	1,872	1,794
Provisions	9	271	266
Total liabilities		305,919	304,194

Equity
Share capital	24	10	10
General reserve		11,354	11,354
of which: statutory capital reserve		11,354	11,354
of which: capital contribution reserve		11,354	11,354
Voluntary earnings reserve		921	0
Net profit / (loss) for the period		2,452	1,271
Total equity		14,736	12,634
Total liabilities and equity		320,656	316,829
of which: subordinated liabilities		16,254	16,022
of which: subject to mandatory conversion and / or debt waiver		16,254	16,022

UBS Switzerland AG standalone financial statements (audited)

Balance sheet (continued)
CHF million	31.12.21	31.12.20

Off-balance sheet items
Contingent liabilities, gross	10,706	8,961
Sub-participations	(1,101)	(1,068)
Contingent liabilities, net	9,605	7,893
of which: guarantees to third parties related to subsidiaries	16	14
of which: credit guarantees and similar instruments	3,886	2,443
of which: performance guarantees and similar instruments	2,448	2,402
of which: documentary credits	3,255	3,033
Irrevocable commitments, gross	17,444	17,090
Sub-participations	(3)	0
Irrevocable commitments, net	17,441	17,090
of which: loan commitments	16,545	16,212
of which: payment commitment related to deposit insurance	896	879
Forward starting transactions[1]	50	250
of which: reverse repurchase agreements	50	250
Liabilities for calls on shares and other equity instruments	50	50
1 Cash to be paid in the future by either UBS or the counterparty.

Off-balance sheet items

UBS Switzerland AG is jointly and severally liable for the combined value-added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. The Swiss Financial Market Supervisory Authority (FINMA) estimates the share of UBS Switzerland AG from 1 July 2021 to 30 June 2022 to be CHF 896 million, which is reflected in the table above.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, i.e., 14 June 2015, that were transferred to UBS Switzerland AG.

Similarly, under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date.

As of 31 December 2021, the joint liability of UBS Switzerland AG for contractual obligations of UBS AG amounted to CHF 5 billion, compared with CHF 9 billion as of 31 December 2020. Under certain circumstances, the Swiss Banking Act and the Bank Insolvency Ordinance of FINMA authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank. As of 31 December 2021, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table above does not include any exposures arising under this joint and several liability.

Statement of changes in equity
CHF million	Share capital	Statutory capital reserve	Voluntary earnings reserve	Net profit / (loss) for the period	Total equity
Balance as of 1 January 2021	10	11,354	0	1,271	12,634
Dividend distribution				(350)	(350)
Appropriation to voluntary earnings reserve			921	(921)	0
Net profit / (loss) for the period				2,452	2,452
Balance as of 31 December 2021	10	11,354	921	2,452	14,736

Statement of proposed appropriation of total profit and dividend distribution

The Board of Directors proposes that the Annual General Meeting of Shareholders (the AGM) on 5 April 2022 approve the appropriation of total profit and an ordinary dividend distribution of CHF 1,950 million out of the total profit as follows:

For the year ended
CHF million	31.12.21
Net profit for the period	2,452
Profit / (loss) carried forward	0
Total profit available for appropriation	2,452

Appropriation of total profit
Appropriation to voluntary earnings reserve	(502)
Dividend distribution	(1,950)
Profit / (loss) carried forward	0

UBS Switzerland AG standalone financial statements (audited)

Note 1  Name, legal form and registered office

UBS Switzerland AG is incorporated and domiciled in Switzerland and operates under Art. 620 et seq. of the Swiss Code of Obligations and Swiss banking law as an Aktiengesellschaft, a corporation limited by shares. Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Switzerland AG is 100% owned by UBS AG.

Note 2  Accounting policies

a) Significant accounting policies

UBS Switzerland AG standalone financial statements are prepared in accordance with Swiss GAAP (the FINMA Accounting Ordinance, FINMA Circular 2020/1 “Accounting – banks” and the Banking Ordinance) and represent “reliable assessment statutory standalone financial statements.” The accounting policies are principally the same as for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG included in the UBS Group AG Annual Report 2021. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards are described in Note 34 to the consolidated financial statements of UBS Group AG. The functional currency of UBS Switzerland AG is the Swiss franc. The significant accounting policies applied for the standalone financial statements of UBS Switzerland AG are discussed below.

›    Refer to the UBS Group AG Annual Report 2021 for more information

Risk management

UBS Switzerland AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG Annual Report 2021.

Further information on the use of derivative instruments and hedge accounting is provided in Notes 1 and 10 to the consolidated financial statements of UBS Group AG.

›    Refer to the UBS Group AG Annual Report 2021 for more information

Compensation policy

The compensation structure and processes of UBS Switzerland AG conform to the compensation principles and framework of UBS Group AG. For detailed information refer to the Compensation Report of UBS Group AG.

›    Refer to the UBS Group AG Annual Report 2021 for more information

Deferred compensation

UBS Group AG is the grantor of the majority of UBS’s deferred compensation plans. Expenses for awards granted under such plans to UBS Switzerland AG employees are charged by UBS Group AG to UBS Switzerland AG.

›    Refer to Note 27 of the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2021 for more information

Foreign currency translation

Transactions denominated in foreign currency are translated into Swiss francs at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities, as well as equity instruments recorded in Trading portfolio assets and Financial investments, denominated in foreign currency are translated into Swiss francs using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Switzerland AG are provided in Note 33 to the consolidated financial statements of UBS Group AG.

›    Refer to the UBS Group AG Annual Report 2021 for more information

Note 2  Accounting policies (continued)

Group-internal funding

UBS Switzerland AG obtains funding from UBS AG in the form of loans that qualify as going concern additional tier 1 capital and as gone concern loss-absorbing capacity at the UBS Switzerland AG standalone level.

Where such Group-internal funding is eligible to meet the requirements for total loss-absorbing capacity (TLAC) at the level of UBS Switzerland AG, the aggregate amount of the respective obligations is separately disclosed on the balance sheet. For those TLAC instruments that are eligible to meet the going concern capital requirements (i.e., are subordinated and subject to mandatory conversion and / or debt waiver, as explained below), the aggregate corresponding amounts are disclosed on the balance sheet.

Obligations of UBS Switzerland AG arising from Group-internal funding it has received are presented as Due to banks and measured at amortized cost.

Subordinated assets and liabilities

Subordinated assets are comprised of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or composition concerning the debtor, rank after the claims of all other creditors and may not be offset against amounts payable to the debtor nor be secured by its assets. Subordinated liabilities are comprised of corresponding obligations.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements pursuant to Art. 29 and 30 of the Capital Adequacy Ordinance are disclosed as being Subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

Services received from and provided to Group entities

UBS Switzerland AG receives services from UBS Business Solutions AG, the main Group service company, mainly relating to Group Technology, Group Operations and Group Corporate Services, as well as certain other services from other Group entities. UBS Switzerland AG provides services to Group entities mainly relating to the distribution of security and investment products. Services received from and provided to Group entities are settled in cash as hard cost transfers or hard revenue transfers paid or received.

When the nature of the underlying transaction between UBS Switzerland AG and the Group entity contains a single, clearly identifiable service element, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business, Other fee and commission income, Fee and commission expense, Net trading income or  General and administrative expenses. To the extent the nature of the underlying transaction contains various service elements and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary income and Sundry ordinary expenses.

›    Refer to Note 5 for more information

Post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS Switzerland AG has elected to apply Swiss GAAP (FER 16) for its pension plan. The requirements of Swiss GAAP are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans but are treated as defined benefit plans under IFRS. Swiss GAAP requires that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS Switzerland AG arises from the pension fund and is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS Switzerland AG is required to contribute to the reduction of a pension deficit (on an FER 26 basis).

›    Refer to Note 25 for more information

Deferred taxes

Deferred tax assets are not recognized in UBS Switzerland AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

UBS Switzerland AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Allowances and provisions for expected credit losses

UBS Switzerland AG is required to apply an expected credit loss (ECL) approach for non-impaired financial instruments in its standalone financial statements in addition to the approach for impaired financial instruments. UBS Switzerland AG early adopted the new ECL requirements as of 31 December 2020.

For the substantial majority of non-impaired exposures in scope of the Swiss GAAP ECL requirements, UBS Switzerland AG has chosen to apply the IFRS ECL approach that is applied in the UBS Group AG consolidated financial statements for its standalone financial statements. These exposures include all financial assets measured at amortized cost under both Swiss GAAP and IFRS, fee and lease receivables, guarantees, irrevocable loan commitments, revolving revocable credit lines and forward starting reverse repurchase and securities borrowing agreements. Further information on the ECL approach under IFRS is provided in Note 1 to the consolidated financial statements of UBS Group AG.

UBS applies a single definition of default for credit risk management purposes, regulatory reporting and ECL, with a counterparty classified as defaulted based on quantitative and qualitative criteria.

›    Refer to ‘’Credit policies for distressed assets’’ in the ‘’Risk management and control’’ section of the UBS Group AG Annual Report 2021 for more information

An allowance for credit losses is reported as a decrease in the carrying amount of a financial asset. For an off-balance sheet item, such as a commitment, a provision for credit losses is reported in Provisions. Changes to allowances and provisions for credit losses are recognized in Credit loss (expense) / release.

›    Refer to Note 9 for more information

Dispensations in the standalone financial statements

As UBS Switzerland AG has no listed shares outstanding and is within the scope of the UBS Group AG consolidated financial statements prepared in accordance with IFRS, UBS Switzerland AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows. As the UBS Group AG consolidated financial statements are presented in US dollars, UBS Switzerland AG provides certain notes disclosures that would otherwise be covered by the disclosure dispensation, i.e., Notes 13, 14, 15, 18, 19, 20, 22 and 23.

b) Changes in accounting policies

There were no significant changes in accounting policies during 2021.

c) Other events affecting comparability

Transfer of Global Wealth Management international business from UBS Switzerland AG to UBS AG

In the fourth quarter of 2020, UBS decided not to proceed with the transfer of a portion of Global Wealth Management business booked in Switzerland from UBS Switzerland AG to UBS AG. As a result of this decision, the beneficial ownership of that business was re-transferred from UBS AG to UBS Switzerland AG with an effective date of 31 December 2020. The compensation of UBS AG for its share of the profits for the full year 2020 of CHF 352 million is reflected in Fee and commission expense.

Note 3a  Net trading income by business

	For the year ended
CHF million	31.12.21	31.12.20
Global Wealth Management	410	392
Personal & Corporate Banking	398	359
Other business divisions and Group Functions	(45)	41
Total net trading income	763	792

Note 3b  Net trading income by underlying risk category

	For the year ended
CHF million	31.12.21	31.12.20
Interest rate instruments (including funds)	(40)	42
Foreign exchange instruments	773	707
Equity instruments (including funds)	(1)	(4)
Credit instruments	(1)	1
Precious metals / commodities	32	46
Total net trading income	763	792

Note 4  Personnel expenses

	For the year ended
CHF million	31.12.21	31.12.20
Salaries	1,224	1,207
Variable compensation – performance awards	362	329
Variable compensation – other	18	11
Contractors	2	1
Social security	108	104
Post-employment benefit plans	320	317
Other personnel expenses	40	46
Total personnel expenses	2,073	2,014

As of 31 December 2021, UBS Switzerland AG employed 8,930 personnel (31 December 2020: 9,107) on a full-time equivalent basis.

UBS Switzerland AG standalone financial statements (audited)

Note 5  General and administrative expenses

	For the year ended
CHF million	31.12.21	31.12.20
Real Estate	2	2
IT expenses	3	2
Market data services	32	36
Marketing and communication	58	59
Travel and entertainment	14	14
Fees to audit firms	8	8
of which: financial and regulatory audits	8	8
of which: audit-related services	0	0
Other professional fees	49	61
Outsourcing costs	149	146
Other general and administrative expenses	2,984	2,886
of which: shared services costs charged by UBS Group AG and subsidiaries in the UBS Group	2,841	2,741
Total general and administrative expenses	3,298	3,215

Note 6  Taxes

	For the year ended
CHF million	31.12.21	31.12.20
Income tax expense / (benefit)	548	304
of which: current	548	304
Capital tax	19	20
Total tax expense / (benefit)	566	324

For 2021, the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was 18.3% (2020: 19.3%).

Note 7  Securities financing transactions

CHF billion	31.12.21	31.12.20

On-balance sheet
Receivables from securities financing transactions, gross	8.6	7.6
Netting of securities financing transactions	(3.6)	(4.0)
Receivables from securities financing transactions, net	5.0	3.6
Payables from securities financing transactions, gross	4.1	4.5
Netting of securities financing transactions	(3.6)	(4.0)
Payables from securities financing transactions, net	0.5	0.5
Assets pledged as collateral in connection with securities financing transactions	6.5	8.0
of which: financial investments	6.5	8.0
of which: assets that may be sold or repledged by counterparties	3.0	3.8

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	83.0	92.4
of which: repledged	73.0	82.3
of which: sold in connection with short sale transactions	0.3	0.3

Note 8a  Collateral for loans and off-balance sheet transactions

	31.12.21					31.12.20
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
CHF million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross	1,561	39,147	2,920	11,863	55,491	1,533	35,237	2,938	10,738	50,446
Mortgage loans, gross	159,678				159,678	156,553				156,553
of which: residential mortgages	137,895				137,895	134,291				134,291
of which: office and business premises mortgages	9,347				9,347	9,452				9,452
of which: industrial premises mortgages	2,783				2,783	2,958				2,958
of which: other mortgages	9,653				9,653	9,852				9,852
Total on-balance sheet, gross	161,239	39,147	2,920	11,863	215,169	158,086	35,237	2,938	10,738	206,999
Allowances	(110)	(18)	0	(475)	(603)	(135)	(3)	0	(550)	(687)
Total on-balance sheet, net	161,129	39,129	2,920	11,387	214,566	157,951	35,234	2,938	10,189	206,312

Off-balance sheet
Contingent liabilities, gross	152	2,997	1,298	6,260	10,706	189	1,900	1,348	5,525	8,961
Irrevocable commitments, gross	1,223	2,133	1,514	12,573	17,444	959	2,121	2,090	11,921	17,090
Forward starting reverse repurchase and securities borrowing transactions	0	50	0	0	50		250			250
Liabilities for calls on shares and other equities				50	50				50	50
Total off-balance sheet	1,375	5,180	2,812	18,883	28,250	1,147	4,271	3,437	17,496	26,352
1 Includes but is not limited to deposits, securities, life insurance contracts, inventory, accounts receivable, patents and copyrights. 2 Includes credit default swaps and guarantees.

Note 8b  Impaired financial instruments

	31.12.21				31.12.20
CHF million	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from banks	1	0	0	1	1	1	0	0
Amounts due from customers	922	421	399	102	1,110	456	441	213
Mortgage loans	551	0	551	0	718	0	718	0
Guarantees and loan commitments	263	13	104	147	288	23	109	156
Total impaired financial instruments	1,738	434	1,054	250	2,117	480	1,268	369

UBS Switzerland AG standalone financial statements (audited)

Note 9a  Allowances

CHF million	Balance as of 31.12.20	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Reclassifications	Foreign currency translation	Balance as of 31.12.21
Default risk relating to on-balance sheet exposures	701	94	(189)	(30)	24	9	0	610
of which: incurred credit losses	457	94	(134)	(30)	24	9	0	421
of which: expected credit losses[1]	244		(55)				0	189
Total allowances	701	94	(189)	(30)	24	9	0	610
1 Refer to Note 2 for more information on the implementation of the Swiss GAAP ECL requirements.

Note 9b  Provisions

CHF million	Balance as of 31.12.20	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassifications	Foreign currency translation	Balance as of 31.12.21
Default risk related to off-balance sheet items and credit lines	125	0	(10)	0	0	(9)	0	106
of which: incurred credit losses	23	0	(2)	0	0	(9)	0	13
of which: expected credit losses[1]	101	0	(8)	0	0	0	0	93
Operational risks	3	2	0	(1)	0	0	0	4
Litigation, regulatory and similar matters[2]	102	23	(11)	(24)	0	0	0	90
Restructuring	3	66	(7)	(27)	0	0	0	35
Employee benefits	18	2	(2)	0	0	0	0	18
Other	16	2	0	0	0	0	0	19
Total provisions	266	96	(30)	(52)	0	(9)	0	271
1 Refer to Note 2 for more information on the implementation of the Swiss GAAP ECL requirements. 2 Includes provisions for litigation resulting from security risks.

Note 9c  Development of allowance for credit losses

Development of ECL allowances and provisions
CHF million	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2020	(825)	(127)	(219)	(480)
Net movement from new and derecognized transactions[1]	(53)	(52)	(1)	0
of which: Private clients with mortgages	(4)	(5)	1	0
of which: Real estate financing	(3)	(7)	4	0
of which: Large corporate clients	(14)	(12)	(2)	0
of which: SME clients	(7)	(6)	(1)	0
of which: Financial intermediaries and hedge funds	(20)	(16)	(4)	0
of which: Other	(4)	(5)	1	0
Remeasurements with stage transfers[2]	(29)	5	(1)	(33)
of which: Private clients with mortgages	(4)	4	(8)	0
of which: Real estate financing	(3)	1	(4)	0
of which: Large corporate clients	4	(2)	6	0
of which: SME clients	(26)	4	4	(33)
of which: Financial intermediaries and hedge funds	2	(1)	3	0
of which: Other	(1)	0	(1)	0
Remeasurements without stage transfers[3]	175	40	60	74
of which: Private clients with mortgages	32	5	20	6
of which: Real estate financing	25	11	10	4
of which: Large corporate clients	31	7	17	6
of which: SME clients	47	0	1	46
of which: Financial intermediaries and hedge funds	24	13	11	0
of which: Other	16	3	1	12
Model changes[4]	12	7	5	0
Movements with profit or loss impact[5]	105	(0)	64	41
Movements without profit or loss impact (write-off, FX and other)[6]	5	0	0	5
Balance as of 31 December 2021	(715)	(127)	(154)	(434)

1 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    2 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    3 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    4 Represents the change in the allowances and provisions related to changes in models and methodologies.    5 Includes ECL movements from new and derecognized transactions, remeasurement changes, model and methodology changes.    6 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

UBS Switzerland AG standalone financial statements (audited)

Note 9d  Balance sheet and off-balance sheet positions subject to ECL

CHF million	31.12.21
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	82,990	82,990	0	0	0	0	0	0
Due from banks	3,951	3,926	24	1	(6)	(6)	(1)	0
Receivables from securities financing transactions	4,958	4,958	0	0	0	0	0	0
Due from customers	54,997	52,353	2,143	501	(494)	(42)	(31)	(421)
Mortgage loans	159,569	149,761	9,257	551	(110)	(18)	(92)	0
Accrued income and prepaid expenses	236	234	1	1	0	0	0	0
Other assets[2]	376	376	0	0	0	0	0	0
Total on balance sheet financial assets in scope of ECL	307,077	294,597	11,425	1,054	(610)	(66)	(123)	(421)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent Liabilities - Gross	10,706	9,716	862	127	(34)	(15)	(7)	(13)
Irrevocable commitments - Gross	17,444	16,584	822	39	(37)	(21)	(17)	0
Forward starting transactions (SFT)	50	50	0	0	0	0	0	0
Credit Lines	23,634	21,779	1,802	53	(31)	(24)	(8)	0
Irrevocable committed prolongation of existing loans	5,116	5,039	33	44	(3)	(2)	0	0
Total off-balance sheet financial instruments and credit lines in scope of ECL	56,949	53,168	3,518	263	(106)	(62)	(31)	(13)
Total allowances and provisions					(715)	(127)	(154)	(434)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes Settlement and clearing accounts and Other. Refer to Note 17a for more information.

CHF million	31.12.20
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	81,148	81,148
Due from banks	3,399	3,244	154	0	(13)	(7)	(5)	(1)
Receivables from securities financing transactions	3,565	3,565	0		0	0	0	0
Due from customers	49,894	46,302	2,937	654	(552)	(45)	(52)	(456)
Mortgage loans	156,418	143,574	12,125	718	(135)	(25)	(110)	0
Accrued income and prepaid expenses	228	223	4	1	0	0	0	0
Other assets[2]	535	535	0		0	0	0	0
Total on-balance sheet financial assets in scope of ECL	295,188	278,593	15,221	1,374	(701)	(77)	(167)	(457)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	8,961	7,087	1,735	139	(45)	(10)	(11)	(23)
Irrevocable commitments, gross	17,090	15,372	1,650	69	(37)	(15)	(22)	0
Forward starting transactions (securities financing transactions)	250	250	0	0	0	0	0	0
Credit lines	22,405	18,613	3,713	80	(41)	(23)	(18)	0
Irrevocable committed prolongation of existing loans	4,433	4,427	5	0	(2)	(2)	0	0
Total off-balance sheet financial instruments and credit lines in scope of ECL	53,139	45,749	7,102	288	(125)	(50)	(52)	(23)
Total allowances and provisions					(825)	(127)	(219)	(480)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes components of Settlement and clearing accounts and Other in scope of ECL. Refer to Note 17a for more information.

Note 9e  Financial assets subject to credit risk by rating category

Financial assets subject to credit risk by rating category
CHF million	31.12.21
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	82,990	0	0	0	0	0	82,990	0	82,990
of which: stage 1	82,990	0	0	0	0	0	82,990	0	82,990
Due from banks	8	2,358	699	448	443	1	3,957	(6)	3,951
of which: stage 1	8	2,358	677	448	441	0	3,931	(6)	3,926
of which: stage 2	0	0	22	0	2	0	24	(1)	24
of which: stage 3	0	0	0	0	0	1	1	0	1
Receivables from securities financing transactions	1,068	11	1,485	2,394	0	0	4,958	0	4,958
of which: stage 1	1,068	11	1,485	2,394	0	0	4,958	0	4,958
Due from customers	590	38,789	6,654	4,095	4,441	922	55,491	(494)	54,997
of which: stage 1	590	38,538	6,361	3,176	3,730	0	52,395	(42)	52,353
of which: stage 2	0	251	293	919	711	0	2,174	(31)	2,143
of which: stage 3	0	0	0	0	0	922	922	(421)	501
Mortgage loans	1,068	64,499	41,925	38,726	12,910	551	159,678	(110)	159,569
of which: stage 1	1,068	63,916	40,839	34,361	9,595	0	149,779	(18)	149,761
of which: stage 2	0	583	1,086	4,364	3,315	0	9,348	(92)	9,257
of which: stage 3	0	0	0	0	0	551	551	0	551
Accrued income and prepaid expenses	31	14	9	172	9	1	236	0	236
of which: stage 1	31	14	9	171	8	0	234	0	234
of which: stage 2	0	0	0	0	1	0	1	0	1
of which: stage 3	0	0	0	0	0	1	1	0	1
Other assets	5	55	6	308	1	0	376	0	376
of which: stage 1	5	55	6	308	1	0	376	0	376
of which: stage 2	0	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0	0
Total in scope of ECL assets / ECL amounts by stages	85,761	105,726	50,779	46,142	17,804	1,475	307,687	(610)	307,077

UBS Switzerland AG standalone financial statements (audited)

Note 9e  Financial assets subject to credit risk by rating category (continued)

Off-balance sheet positions and credit lines subject to expected credit loss by rating category
CHF million	31.12.21
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total carrying amount (maximum exposure to credit risk)	ECL provision
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross	102	2,595	3,892	3,278	710	127	10,706	(34)
of which: stage 1	102	2,592	3,793	2,660	568	0	9,716	(15)
of which: stage 2	0	3	99	619	142	0	862	(7)
of which: stage 3	0	0	0	0	0	127	127	(13)
Irrevocable commitments, gross	784	7,255	4,038	4,102	1,226	39	17,444	(37)
of which: stage 1	784	7,255	4,015	3,339	1,191	0	16,584	(21)
of which: stage 2	0	0	23	763	35	0	822	(17)
of which: stage 3	0	0	0	0	0	39	39	0
Forward starting transactions (securities financing transactions)	0	0	50	0	0	0	50	0
of which: stage 1	0	0	50	0	0	0	50	0
Credit lines	2,472	7,155	7,082	6,054	818	53	23,634	(31)
of which: stage 1	2,472	6,871	6,901	4,972	564	0	21,779	(24)
of which: stage 2	0	284	181	1,082	254	0	1,802	(8)
of which: stage 3	0	0	0	0	0	53	53	0
Irrevocable committed prolongation of existing loans	16	2,223	1,297	987	549	44	5,116	(3)
of which: stage 1	16	2,223	1,297	986	518	0	5,039	(2)
of which: stage 2	0	0	0	1	31	0	33	0
of which: stage 3	0	0	0	0	0	44	44	0
Total off-balance sheet financial instruments and credit lines	3,374	19,229	16,359	14,422	3,303	263	56,949	(106)

›    Refer to Note 9 of the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2021 for more information about ECL in accordance with IFRS

Note 9e  Financial assets subject to credit risk by rating category (continued)

Financial assets subject to credit risk by rating category
CHF million	31.12.20
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	81,148		0		0		81,148		81,148
of which: stage 1	81,148		0		0		81,148		81,148
Due from banks	136	1,828	803	617	28	1	3,412	(13)	3,399
of which: stage 1	136	1,773	736	579	28		3,251	(7)	3,244
of which: stage 2		55	67	37			159	(5)	154
of which: stage 3						1	1	(1)	0
Receivables from securities financing transactions	370	900	792	1,504			3,565	0	3,565
of which: stage 1	370	900	792	1,504			3,565	0	3,565
Due from customers	1,300	35,780	5,936	4,869	1,451	1,110	50,446	(552)	49,894
of which: stage 1	1,300	35,255	4,743	3,728	1,321		46,346	(45)	46,302
of which: stage 2		526	1,193	1,141	129		2,990	(52)	2,937
of which: stage 3						1,110	1,110	(456)	654
Mortgage loans	1,115	61,667	41,180	37,476	14,398	718	156,553	(135)	156,418
of which: stage 1	1,115	61,109	39,441	31,194	10,741		143,600	(25)	143,574
of which: stage 2		558	1,738	6,283	3,656		12,235	(110)	12,125
of which: stage 3						718	718		718
Accrued income and prepaid expenses	39	22	5	147	14	1	228	0	228
of which: stage 1	39	22	5	146	11		223	0	223
of which: stage 2		0	0	1	3		4		4
of which: stage 3						1	1		1
Other assets		30	0	505			536	0	535
of which: stage 1		30	0	505			536	0	535
of which: stage 2								0	0
of which: stage 3
Total assets in scope of ECL	84,108	100,227	48,715	45,117	15,890	1,830	295,888	(701)	295,188

UBS Switzerland AG standalone financial statements (audited)

Note 9e  Financial assets subject to credit risk by rating category (continued)

Off-balance sheet positions and credit lines subject to expected credit loss by rating category
CHF million	31.12.20
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total carrying amount (maximum exposure to credit risk)	ECL provision
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross	522	2,951	3,168	2,110	73	139	8,961	(45)
of which: stage 1	522	2,356	2,479	1,656	73		7,087	(10)
of which: stage 2		594	688	454			1,735	(11)
of which: stage 3						139	139	(23)
Irrevocable commitments, gross	1,035	6,407	4,943	4,355	281	69	17,090	(37)
of which: stage 1	1,035	5,631	4,069	4,355	281	0	15,372	(15)
of which: stage 2		776	873			0	1,650	(22)
of which: stage 3						69	69
Forward starting transactions (securities financing transactions)				250			250	0
of which: stage 1				250			250	0
Credit lines	476	3,320	4,573	6,305	7,650	80	22,405	(41)
of which: stage 1	476	2,814	3,300	4,643	7,379		18,613	(23)
of which: stage 2		506	1,273	1,662	271		3,713	(18)
of which: stage 3						80	80
Irrevocable committed prolongation of existing loans	17	1,673	1,242	984	517	0	4,433	(2)
of which: stage 1	17	1,672	1,241	981	516		4,427	(2)
of which: stage 2		1	1	2	1		5	0
of which: stage 3						0	0
Total off-balance sheet financial instruments and credit lines	2,051	14,350	13,925	14,004	8,521	288	53,139	(125)

Note 10  Trading portfolio and other financial instruments measured at fair value

CHF million	31.12.21	31.12.20

Assets
Trading portfolio assets	1,833	1,838
of which: debt instruments[1]	41	24
of which: listed	26	9
of which: equity instruments	31	25
of which: precious metals and other physical commodities	1,762	1,789
Total assets measured at fair value	1,833	1,838
of which: fair value derived using a valuation model	56	31
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	15	6

Liabilities
Trading portfolio liabilities	339	297
of which: debt instruments[1]	210	62
of which: listed	101	53
of which: equity instruments	129	235
Total liabilities measured at fair value	339	297
of which: fair value derived using a valuation model	286	218
1 Includes money market paper. 2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

Note 11  Derivative instruments

	31.12.21			31.12.20
CHF million, except where indicated	Derivative financial assets	Derivative financial liabilities	Total notional values (CHF billion)	Derivative financial assets	Derivative financial liabilities	Total notional values (CHF billion)
Interest rate contracts
Forwards[1]	29	25	8	51	45	8
Swaps	1,466	1,140	178	2,054	1,679	125
of which: designated in hedge accounting relationships	443	178	36	501	200	32
Over-the-counter (OTC) options	61	61	5	70	70	7
Total	1,556	1,225	191	2,175	1,794	140
Foreign exchange contracts
Forwards	300	286	31	418	405	31
Interest and currency swaps	948	1,152	180	1,532	1,266	140
Over-the-counter (OTC) options	149	149	27	243	243	28
Total	1,398	1,587	237	2,194	1,913	198
Equity / index contracts
Forwards	29	32	4	86	80	8
Swaps	11	11	1	73	73	1
Over-the-counter (OTC) options	65	65	1	184	184	4
Exchange-traded options	578	578	0	462	462	0
Total	683	687	6	805	798	13
Credit derivative contracts
Credit default swaps	40	46	2	26	32	1
Total	40	46	2	26	32	1
Commodity, precious metals and other contracts
Forwards	9	8	1	19	19	1
Swaps	10	9	1	23	23	2
Over-the-counter (OTC) options	133	133	8	374	374	13
Total	151	151	9	416	415	16
Total before netting	3,828	3,695	444	5,616	4,952	368
of which: trading derivatives	3,385	3,517		5,115	4,753
of which: fair value derived using a valuation model	3,337	3,465		4,997	4,644
of which: derivatives designated in hedge accounting relationships	443	178		501	200
of which: fair value derived using a valuation model	443	178		501	200
Netting with cash collateral payables / receivables	0	(308)		0	(603)
Replacement value netting	(1,928)	(1,928)		(2,821)	(2,821)
Total after netting	1,901	1,459		2,794	1,528
of which: with bank and broker-dealer counterparties	263	532		269	482
of which: other client counterparties	1,637	927		2,525	1,046
1 Includes forward rate agreements.

UBS Switzerland AG standalone financial statements (audited)

Note 12a  Financial investments by instrument type

	31.12.21		31.12.20
CHF million	Carrying amount	Fair value	Carrying amount	Fair value
Debt instruments	9,003	9,078	16,400	16,626
of which: held to maturity	4,486	4,559	5,075	5,276
of which: available for sale	4,517	4,519	11,326	11,350
Equity instruments	9	23	10	25
Property	19	19	15	15
Total financial investments	9,030	9,119	16,425	16,665
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[1]	9,001	9,076	16,002	16,223
1 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank (SNB) or other central banks.

Note 12b  Financial investments by counterparty rating – debt instruments

CHF million	31.12.21	31.12.20
Internal UBS rating[1]
0–1	7,363	9,340
2–3	1,641	7,061
4–5	0	0
6–8	0	0
9–13	0	0
Non-rated	0	0
Total financial investments	9,003	16,400
1 Refer to Note 21 for more information.

Note 13  Investments in subsidiaries and other participations

CHF million	31.12.21	31.12.20
Historical cost
Balance at the beginning of the year	104	77
Additions	1	27
Balance at the end of the year	105	104
Accumulated value adjustments and changes in book value
Balance at the beginning of the year	(9)	(9)
Balance at the end of the year	(9)	(9)
Net book value
Book value at the beginning of the year	95	68
Book value at the end of the year	96	95
of which: without market value	96	95
of which: other participations	73	72
of which: Pfandbriefbank	63	63
of which: Twint AG	8	7
of which: subsidiaries	23	23

Note 14  Companies in which the bank holds a permanent direct or indirect significant participation

			31.12.21
Company name	Domicile	Primary business division	Share capital in thousand		Share of capital (in %)	Share of votes (in %)	Held directly in thousand	Held indirectly
UBS Card Center AG	Switzerland	Personal & Corporate Banking	CHF	100	100	100	100	–
UBS Hypotheken AG	Switzerland	Personal & Corporate Banking	CHF	100	98	98	98	–
TopCard Service AG	Switzerland	Personal & Corporate Banking	CHF	150	100	100	150	–
TWINT AG	Switzerland	Personal & Corporate Banking	CHF	12,750	11	11	1,462	–
Houzy AG	Switzerland	Personal & Corporate Banking	CHF	338	19	19	65	–
Pfandbriefbank schweizerischer Hypothekarinstitute AG	Switzerland	Personal & Corporate Banking	CHF	1,000,000	9	9	89,334	–

Note 15  Property, equipment and software

At historical cost less accumulated depreciation
CHF million	IT hardware and communication	Internally generated software	Other machines and equipment	Projects in progress[1]	31.12.21	31.12.20
Historical cost
Balance at the beginning of the year	8	459	100	90	657	501
Additions	1	1	9	302	313	157
Disposals / write-offs[2]	0	(1)	0	0	(2)	(2)
Reclassifications	0	223	0	(223)	0	0
Balance at the end of the year	8	681	110	169	968	657
Accumulated depreciation
Balance at the beginning of the year	5	88	92		184	129
Depreciation	2	79	6		86	57
Disposals / write-offs[2]	0	(1)	0		(2)	(2)
Balance at the end of the year	6	166	97		269	184

Net book value
Net book value at the beginning of the year	3	371	9	90	473	372
Net book value at the end of the year	2	516	12	169	699	473
1 Entirely related to Internally generated software. 2 Includes write-offs of fully depreciated assets.

Operating lease commitments
CHF million						31.12.21
Expenses for operating leases to be recognized in:
2022						161
2023						152
2024						133
2025						60
2026						32
2027 and thereafter						110
Total commitments for minimum payments under operating leases						648

Property, equipment and software are depreciated on a straight-line basis over their useful life, which is between 3 and 10 years.

UBS Switzerland AG standalone financial statements (audited)

Note 16a  Other assets

CHF million	31.12.21	31.12.20
Settlement and clearing accounts	289	409
VAT and other indirect tax receivables	13	12
Other	93	130
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group	78	113
Total other assets[1]	395	551

1 Includes components of Settlement and clearing accounts and Other of CHF 376 million in scope of ECL as of 31 December 2021 (CHF 535 million as of 31 December 2020). Refer to Note 9d for more information.

Note 16b  Other liabilities

CHF million	31.12.21	31.12.20
Deferral position for hedging instruments	213	246
Settlement and clearing accounts	960	679
VAT and other indirect tax payables	163	139
Other	536	731
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group	345	534
Total other liabilities	1,872	1,794

Note 17  Pledged assets1

	31.12.21		31.12.20
CHF million	Carrying amount of pledged assets	Effective commitment	Carrying amount of pledged assets	Effective commitment
Mortgage loans[2]	14,010	9,915	15,538	10,984
Due from customers[3]	1,668	1,606	1,921	1,820
Total pledged assets	15,678	11,521	17,460	12,804

1 Excluding securities financing transactions. Refer to Note 7 for more information on securities financing transactions.    2 These pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately CHF 1.6 billion as of 31 December 2021 (approximately CHF 1.9 billion as of 31 December 2020) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.    3 Related to COVID-19 loans granted under the program established by the Swiss Federal Council pledged to the Swiss National Bank.

Note 18  Maturity structure of financial instruments

CHF million	At sight	Cancellable	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Perpetual / Not applicable	Total

Assets
Cash and balances at central banks	82,990	0		0	0	0	0	0	82,990
Due from banks	2,257	0	505	570	519	31	68	0	3,951
Receivables from securities financing transactions	0	1,114	3,232	612	0	0	0	0	4,958
Due from customers	272	9,087	16,593	6,795	8,983	9,763	3,504	0	54,997
Mortgage loans	0	46,089	6,102	5,438	14,206	49,493	38,241	0	159,569
Trading portfolio assets	1,833	0		0	0	0	0	0	1,833
Derivative financial instruments	1,901	0		0	0	0	0	0	1,901
Financial investments	9	0	856	1,768	1,812	4,055	513	19	9,030
Total assets / financial instruments as of 31.12.21	89,262	56,290	27,287	15,183	25,520	63,342	42,327	19	319,229
Total assets / financial instruments as of 31.12.20	87,879	42,226	24,675	18,192	26,542	77,261	38,682	25	315,482

Liabilities
Due to banks[1]	6,426	1,629	171	6,130	31	7,703	3,150	5,387	30,628
Payables from securities financing transactions	0	450	29	1	0	0	0	0	480
Due to customers	203,618	56,501	864	95	79	28	7	0	261,192
Trading portfolio liabilities	339	0	0	0	0	0	0	0	339
Derivative financial instruments	1,459	0	0	0	0	0	0	0	1,459
Loans from central mortgage institutions		0	53	263	510	3,918	3,880	0	8,624
Total liabilities / financial instruments as of 31.12.21	211,841	58,579	1,117	6,489	619	11,649	7,038	5,387	302,721
Total liabilities / financial instruments as of 31.12.20	207,722	62,005	6,809	504	735	10,004	8,428	5,176	301,383
1 Due to banks with maturity above one year and Perpetual mainly relates to loss-absorbing capacity-eligible positions.

UBS Switzerland AG standalone financial statements (audited)

Note 19  Assets and liabilities by domestic and foreign origin in accordance with the domicile principle

	31.12.21		31.12.20
CHF million	Domestic	Foreign	Domestic	Foreign

Assets
Cash and balances at central banks	82,990	0	81,148	0
Due from banks	437	3,513	245	3,153
Receivables from securities financing transactions	2,600	2,358	1,265	2,301
Due from customers	24,136	30,862	22,485	27,409
Mortgage loans	159,567	2	156,401	16
Trading portfolio assets	1,781	52	1,800	38
Derivative financial instruments	1,071	829	1,680	1,115
Financial investments	559	8,471	497	15,928
Accrued income and prepaid expenses	110	126	88	140
Investments in subsidiaries and other participations	96	0	95	0
Property, equipment and software	699	0	473	0
Other assets	366	28	513	39
Total assets	274,413	46,242	266,690	50,139

Liabilities
Due to banks	26,963	3,664	26,488	4,200
Payables from securities financing transactions	79	400	114	388
Due to customers	196,678	64,514	197,282	62,510
Trading portfolio liabilities	23	316	25	272
Derivative financial instruments	733	726	693	835
Loans from central mortgage institutions	8,624	0	8,577	0
Accrued expenses and deferred income	1,035	21	727	23
Other liabilities	1,804	69	1,724	70
Provisions	259	11	249	17
Total liabilities	236,197	69,722	235,880	68,314

Equity
Share capital	10	0	10	0
General reserve	11,354	0	11,354	0
Voluntary earnings reserve	921	0	0	0
Net profit / (loss) for the period	2,452	0	1,271	0
Total equity	14,736	0	12,634	0
Total liabilities and equity	250,933	69,722	248,514	68,314

Note 20  Total assets by geographic location

	31.12.21		31.12.20
	CHF million	%	CHF million	%

Assets
Switzerland	274,413	86	266,690	84
Europe, Middle East and Africa	30,572	10	31,200	10
of which: Germany	3,137	1	4,366	1
of which: Qatar	2,989	1	2,442	1
of which: Luxembourg	2,928	1	1,757	1
of which: United Kingdom	2,684	1	3,365	1
Americas	13,267	4	13,032	4
of which: United States	5,001	2	4,752	1
of which: British Virgin Islands	3,274	1	3,075	1
Asia Pacific	2,404	1	5,907	2
of which: Singapore	654	0	547	0
of which: Japan	41	0	3,639	1
Total assets	320,656	100	316,829	100

Note 21  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating. These credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor.

For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment are located. Assets for which Switzerland is the ultimate country of risk are provided separately in order to reconcile them to total balance sheet assets.

›    Refer to the “Risk management and control” section of the UBS Group AG Annual Report 2021 for more information

						31.12.21		31.12.20
Classification	Internal UBS rating	Description	Moody’s Investors Service	S&P	Fitch	CHF million	%	CHF million	%
Low risk	0 and 1	Investment grade	Aaa	AAA	AAA	22,812	7	23,467	7
	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	8,994	3	10,009	3
Medium risk	3		A1 to A3	A+ to A–	A+ to A–	5,107	2	6,699	2
	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	4,201	1	5,281	2
	5		Baa3	BBB–	BBB–	973	0	1,236	0
High risk	6	Sub-investment grade	Ba1	BB+	BB+	607	0	344	0
	7		Ba2	BB	BB	75	0	470	0
	8		Ba3	BB–	BB–	210	0	236	0
	9		B1	B+	B+	201	0	514	0
Very high risk	10		B2	B	B	595	0	58	0
	11		B3	B–	B–	110	0	166	0
	12		Caa1 to Caa3			21	0	34	0
	13		Ca to C	CCC to C	CCC to C	35	0	48	0
Distressed	Default	Defaulted		D	D	14	0	22	0
Subtotal						43,953	14	48,584	15
Switzerland						276,702	86	268,245	85
Total assets						320,656	100	316,829	100

UBS Switzerland AG standalone financial statements (audited)

Note 22  Assets and liabilities by the most significant currencies for the bank

	31.12.21
CHF million	CHF	USD	EUR	GBP	Other	Total

Assets
Cash and balances at central banks	82,795	10	176	4	5	82,990
Due from banks	107	2,863	557	40	385	3,951
Receivables from securities financing transactions	3,368	53	627	910	0	4,958
Due from customers	16,145	22,608	14,229	973	1,041	54,997
Mortgage loans	157,347	2,156	64	0	1	159,569
Trading portfolio assets	29	32	7	4	1,763	1,833
Derivative financial instruments	1,901	0	0	0	0	1,901
Financial investments	559	5,228	3,182	62	0	9,030
Accrued income and prepaid expenses	127	71	33	2	3	236
Investments in subsidiaries and other participations	96	0	0	0	0	96
Property, equipment and software	699	0	0	0	0	699
Other assets	141	229	17	3	6	395
Total assets shown on the balance sheet	263,313	33,249	18,892	1,998	3,203	320,656
Delivery entitlements from spot exchange, forward forex and forex options transactions	13,322	20,116	12,490	3,743	7,615	57,286
Total assets	276,635	53,366	31,382	5,741	10,819	377,941

Liabilities
Due to banks	26,562	2,136	725	150	1,054	30,628
Payables from securities financing transactions	22	400	57	1	0	480
Due to customers	170,771	47,052	30,850	5,775	6,743	261,192
Trading portfolio liabilities	22	228	32	40	17	339
Derivative financial instruments	1,459	0	0	0	0	1,459
Loans from central mortgage institutions	8,621	2	1	0	1	8,624
Accrued expenses and deferred income	1,019	28	8	0	1	1,056
Other liabilities	850	804	171	33	15	1,872
Provisions	237	17	15	0	0	271
Total liabilities shown on the balance sheet	209,563	50,666	31,860	5,999	7,830	305,919

Equity
Share capital	10	0	0	0	0	10
General reserve	11,354	0	0	0	0	11,354
Voluntary earning reserve	921	0	0	0	0	921
Net profit / (loss) for the period	2,452	0	0	0	0	2,452
Total equity shown in balance sheet	14,736	0	0	0	0	14,736
Total liabilities and equity shown on the balance sheet	224,299	50,666	31,860	5,999	7,830	320,656
Delivery obligations from spot exchange, forward forex and forex options transactions	12,630	20,476	12,812	3,772	7,595	57,286
Total equity and liabilities	236,929	71,142	44,672	9,772	15,426	377,941
Net position per currency as of 31.12.21	39,706	(17,777)	(13,291)	(4,031)	(4,607)	0
Net position per currency as of 31.12.20	26,808	(11,554)	(10,935)	(2,990)	(1,308)	22

Note 23  Loans from central mortgage institutions

Contractual maturity of carrying amount
CHF million	2022	2023	2024	2025	2026	Thereafter	Total 31.12.21	Total 31.12.20
Non-subordinated debt
Fixed-rate	826	918	977	1,069	953	3,880	8,624	8,577
Interest rates (range in %)	0.0–3.4	0.1–2.2	0.1–2.4	0.2–1.8	0.3–2.8	0.1–2.7
Total	826	918	977	1,069	953	3,880	8,624	8,577

Note 24a  Share capital

	31.12.21			31.12.20
	Nominal value in CHF	Number of shares	of which: dividend bearing	Nominal value in CHF	Number of shares	of which: dividend bearing
Share capital[1]	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
of which: shares outstanding	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
1 Registered shares issued.

UBS Switzerland AG’s share capital is fully paid up. Each share has a nominal value of CHF 0.10 and entitles the holder to one vote at the meeting of the shareholders of UBS Switzerland AG, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS Switzerland AG does not apply any restrictions or limitations on the transferability of shares.

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS Switzerland AG, amounting to CHF 5 million as of 31 December 2021.

Note 24b  Significant shareholders

The sole direct shareholder of UBS Switzerland AG is UBS AG, which holds 100% of UBS Switzerland AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS Switzerland AG, who do not have voting rights, include UBS Group AG, which holds 100% of UBS AG shares. Included in the table below are also direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2021 or as of 31 December 2020.

The shares and share capital of UBS Switzerland AG held by indirect shareholders shown in the table below represent their relative holding of UBS Group AG shares. They do not have voting rights in UBS Switzerland AG.

›    Refer to Note 23 of the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2021 for more information about significant shareholders of UBS Group AG

	31.12.21		31.12.20
CHF million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS Switzerland AG
UBS AG	10	100	10	100
Significant indirect shareholders of UBS Switzerland AG
UBS Group AG	10	100	10	100
Chase Nominees Ltd., London	1	9	1	10
DTC (Cede & Co.), New York[1]	1	6	1	5
Nortrust Nominees Ltd., London	0	5	1	5
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

UBS Switzerland AG standalone financial statements (audited)

Note 25  Swiss pension plan

a) Liabilities related to Swiss pension plan
CHF million	31.12.21	31.12.20
Provision for Swiss pension plan	0	0
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	94	108
UBS derivative financial instruments held by Swiss pension fund	64	68
Total liabilities related to Swiss pension plan	157	176

b) Swiss pension plan
	As of or for the year ended
CHF million	31.12.21	31.12.20
Pension plan surplus[1]	3,701	3,255
Economic benefit / (obligation) of UBS Switzerland AG	0	0
Change in economic benefit / (obligation) recognized in the income statement	0	0
Employer contributions in the period recognized in the income statement	295	294
Performance awards-related employer contributions accrued	25	23
Total pension expense recognized in the income statement within Personnel expenses	320	317

1 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS Switzerland AG in accordance with FER 16 both as of 31 December 2021 and 31 December 2020. Refer to Note 2 for more information.

The Swiss pension plan had no employer contribution reserve both as of 31 December 2021 and 31 December 2020.

Note 26  Related parties

Transactions with related parties are conducted at internally agreed transfer prices, at arm’s length or, with respect to loans, fixed advances and mortgages to non-independent members of the governing bodies in the ordinary course of business, on substantially the same terms and conditions that are available to other employees, including interest rates and collateral, and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. Independent members of the governing bodies are granted loans and mortgages in the ordinary course of business at general market conditions.

	31.12.21		31.12.20
CHF million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	4,966	25,931	4,922	25,384
of which: due from / to banks	3,741	24,677	3,452	24,339
of which: receivables / payables from securities financing transactions	908	30	1,202	166
of which: due from / to customers	55	460	51	96
Subsidiaries[2]	138	27	148	42
of which: due from / to customers	137	27	124	42
Affiliated entities[3]	329	1,185	266	1,238
of which: due from / to banks	251	684	122	749
of which: due from / to customers	5	269	1	247
Members of governing bodies[4]	52		53
External auditors		1
Other related parties[5]	228	114	468	79

1 Qualified shareholders of UBS Switzerland AG are UBS Group AG and UBS AG.    2 Subsidiaries of UBS Switzerland AG are UBS Card Center AG, TopCard Service AG and UBS Hypotheken AG.    3 Affiliated entities of UBS Switzerland AG are all direct and indirect subsidiaries of UBS Group AG including subsidiaries of UBS AG.    4 Members of governing bodies consist of the members of the Board of Directors and Group Executive Board of UBS Group AG and the members of the Board of Directors and Executive Board of UBS Switzerland AG and UBS AG.    5 As of 31 December 2021, a guarantee of CHF 6 million (31 December 2020: CHF 8 million) is reported off-balance sheet as a contingent liability under Credit guarantees and similar instruments.

Note 27  Fiduciary transactions

CHF million	31.12.21	31.12.20
Fiduciary deposits	21,873	32,419
of which: placed with third-party banks	6,602	8,536
of which: placed with subsidiaries and affiliated entities	15,271	23,883
Fiduciary loans	184	16
Total fiduciary transactions	22,057	32,435

Fiduciary transactions encompass customer deposits and loans transactions entered into or granted by UBS Switzerland AG that result in holding or placing assets and liabilities on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets and liabilities are satisfied, these assets and liabilities and the related income and expense are excluded from UBS Switzerland AG’s balance sheet and income statement, but disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS Switzerland AG may be recognized on UBS Switzerland AG’s balance sheet in situations in which the deposit is subsequently placed within UBS Switzerland AG. In such cases, these deposits are not reported in the table above.

Note 28a  Invested assets and net new money

	As of or for the year ended
CHF billion	31.12.21	31.12.20
Discretionary assets	130	107
Other invested assets	585	541
Total invested assets (double counts included)	715	648
of which: double counts	1	0
Net new money (double counts included)	23	27

Note 28b  Development of invested assets

CHF billion	31.12.21	31.12.20
Total invested assets (including double counts) at the beginning of the year	648	616
Net new money inflows / (outflows)	23	27
Market movements (including dividends and interests)	52	25
Currency effects	2	(20)
Other effects	(9)	0
of which: acquisitions / (divestments)	0	0
Total invested assets (including double counts) at the end of the year[1]	715	648
1 There were invested assets double counts of CHF 1 billion as of 31 December 2021 and there were no double counts as of 31 December 2020.

›    Refer to Note 32 of the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2021 for more information

UBS Switzerland AG standalone financial statements (audited)

Note 29  Events after the reporting period

Russia’s invasion of Ukraine

Russia’s invasion of Ukraine on 24 February 2022 has triggered disruptions and uncertainties in the markets and the global economy, as well as coordinated implementation of sanctions by Switzerland, the United States, the European Union, the United Kingdom and others against Russia, Russian entities and nationals. These events, together with potential counter-sanctions and other measures taken by Russia, impact UBS Switzerland AG’s businesses.

UBS Switzerland AG’s direct country risk exposure to Russia was approximately CHF 0.3 billion across its business divisions as of 31 December 2021. This exposure has been reduced since year-end 2021. In addition, UBS Switzerland AG is currently monitoring settlement risk on certain open transactions with Russian banks and non-bank counterparties or Russian underlyings. As of 3 March 2022, UBS Switzerland AG also had approximately CHF 0.1 billion of indirect exposure arising from reliance on Russian assets as collateral on Lombard lending and other secured financing in Global Wealth Management.

UBS Switzerland AG continues to closely monitor related effects on its financial statements, including estimated direct and indirect impacts on expected credit loss calculations and on fair value measurement of assets, liabilities and off-balance sheet exposures. The situation continues to evolve and broader implications for other counterparties of UBS Switzerland AG, including financial institutions, are not possible to assess at this time; however, there were no material adverse effects on UBS Switzerland AG’s financial statements as of 4 March 2022.

›    Refer to “Top and emerging risks” and “Country risk” in the “Risk management and control” section and to “Performance in the financial services industry is affected by market conditions and the macroeconomic climate” in the “Risk factors” section of the UBS Group AG Annual Report 2021 for more information

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS Switzerland AG, Zurich

Basel, 4 March 2022

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS Switzerland AG, which comprise the balance sheet, income statement and notes (pages 1 to 30), for the year ended 31 December 2021.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2021 comply with Swiss law and the company's articles of incorporation.

UBS Switzerland AG standalone financial statements (audited)

Building a better working world

2

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Jan Marxfeld
Licensed audit expert
(Auditor in charge)

Francesco de Gara
Licensed audit expert

UBS Switzerland AG standalone
regulatory information

UBS Switzerland AG standalone regulatory information

UBS Switzerland AG standalone regulatory information

Key metrics of the fourth quarter of 2021

Quarterly | The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III rules.

During the fourth quarter of 2021, common equity tier 1 (CET1) capital increased by CHF 0.4 billion to CHF 12.6 billion, mainly reflecting operating profit that was partly offset by additional accruals for dividends. Risk-weighted assets (RWA) decreased by CHF 3.5 billion to CHF 106.4 billion, primarily due to a decrease in the RWA floor adjustment, mainly driven by refined collateral allocation. Leverage ratio exposure increased by CHF 1 billion to CHF 340 billion, mainly driven by higher cash and balances at central banks and lending balances.

In the fourth quarter of 2021, the liquidity coverage ratio (LCR) of UBS Switzerland AG, which is a Swiss SRB, was 143%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA) in connection with the Swiss Emergency Plan. Average high-quality liquid assets (HQLA) decreased by CHF 1.0 billion to CHF 91.3 billion, driven by lower average cash balances due to a net deposit decrease. Average total net cash outflows decreased by CHF 0.4 billion to CHF 64.1 billion.

As of 31 December 2021, the net stable funding ratio (NSFR) of UBS Switzerland AG was 142%, remaining above the prudential requirements communicated by FINMA. The available stable funding decreased by CHF 4.4 billion to CHF 225 billion, mainly due to a decrease in customer deposits. Required stable funding increased by CHF 1.2 billion to CHF 158 billion, mainly due to higher lending. p

Quarterly |

KM1: Key metrics
CHF million, except where indicated
		31.12.21	30.9.21	30.6.21	31.3.21	31.12.20
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	12,609	12,199	12,312	12,417	12,234
1a	Fully loaded ECL accounting model CET1[1]	12,608	12,198	12,311	12,416	12,233
2	Tier 1	17,996	17,596	17,705	17,819	17,410
2a	Fully loaded ECL accounting model Tier 1[1]	17,995	17,595	17,704	17,818	17,409
3	Total capital	17,996	17,596	17,705	17,819	17,410
3a	Fully loaded ECL accounting model total capital[1]	17,995	17,595	17,704	17,818	17,409
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	106,399	109,941	109,602	110,194	107,253
4a	Minimum capital requirement[2]	8,512	8,795	8,768	8,816	8,580
4b	Total risk-weighted assets (pre-floor)	93,437	93,839	93,853	93,149	92,164
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	11.85	11.10	11.23	11.27	11.41
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	11.85	11.10	11.23	11.27	11.41
6	Tier 1 ratio (%)	16.91	16.00	16.15	16.17	16.23
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	16.91	16.00	16.15	16.17	16.23
7	Total capital ratio (%)	16.91	16.00	16.15	16.17	16.23
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	16.91	16.00	16.15	16.17	16.23
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)	2.52	2.52	2.52	2.52	2.51
12	CET1 available after meeting the bank’s minimum capital requirements (%)	7.35	6.60	6.73	6.77	6.91
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	339,788	338,636	341,991	344,925	335,251
14	Basel III leverage ratio (%)	5.30	5.20	5.18	5.17	5.19
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.30	5.20	5.18	5.17	5.19
Liquidity coverage ratio (LCR)[5]
15	Total high-quality liquid assets (HQLA)	91,304	92,341	97,744	96,366	91,909
16	Total net cash outflow	64,084	64,491	65,177	65,829	62,074
16a	of which: cash outflows	88,771	89,154	93,457	94,489	89,430
16b	of which: cash inflows	24,687	24,663	28,280	28,660	27,355
17	LCR (%)	143	143	150	146	148
Net stable funding ratio (NSFR)[6]
18	Total available stable funding	225,239	229,666
19	Total required stable funding	158,072	156,849
20	NSFR (%)	142	146

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided on the next page.    4 The leverage ratio exposure and leverage ratios for the respective period in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” and “UBS Switzerland AG standalone” sections of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    5 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 66 data points in the fourth quarter of 2021 and 65 data points in the third quarter of 2021. For the prior quarter data points, please refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    6 UBS Switzerland AG is required to maintain a minimum NSFR of at least 100% on an ongoing basis as defined by Art. 17h para. 1 of the Liquidity Ordinance. A portion of the excess funding is needed to fulfill the NSFR requirement of UBS AG. Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

p

Swiss SRB going and gone concern requirements and information

Quarterly | UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 December 2021, the going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 14.32%, including a countercyclical buffer of 0.02%, and 5.00%, respectively.

The gone concern requirements were 8.87% for the RWA-based requirement and 3.10% for the leverage ratio denominator (LRD)-based requirement.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are the same as those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions). p

›    Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 report for more information about the reactivation of the Swiss countercyclical buffer

›    Refer to “Additional information” in the “Capital, liquidity and funding, and balance sheet” section of the UBS Group AG Annual Report 2021 for more information about the joint liability of UBS AG and UBS Switzerland AG

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 31.12.21	RWA		LRD
CHF million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	15,237	5.00[1]	16,989
Common equity tier 1 capital	10.02	10,661	3.50	11,893
of which: minimum capital	4.50	4,788	1.50	5,097
of which: buffer capital	5.50	5,852	2.00	6,796
of which: countercyclical buffer	0.02	21
Maximum additional tier 1 capital	4.30	4,575	1.50	5,097
of which: additional tier 1 capital	3.50	3,724	1.50	5,097
of which: additional tier 1 buffer capital	0.80	851

Eligible going concern capital
Total going concern capital	16.91	17,996	5.30	17,996
Common equity tier 1 capital	11.85	12,609	3.71	12,609
Total loss-absorbing additional tier 1 capital	5.06	5,387	1.59	5,387
of which: high-trigger loss-absorbing additional tier 1 capital	5.06	5,387	1.59	5,387

Required gone concern capital[2]
Total gone concern loss-absorbing capacity	8.87	9,433	3.10	10,533
of which: base requirement	7.97	8,483	2.79	9,480
of which: additional requirement for market share and LRD	0.89	950	0.31	1,053

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10.20	10,853	3.19	10,853
TLAC-eligible senior unsecured debt	10.20	10,853	3.19	10,853

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.19	24,670	8.10	27,523
Eligible total loss-absorbing capacity	27.11	28,849	8.49	28,849

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		106,399
Leverage ratio denominator				339,788

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

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UBS Switzerland AG standalone regulatory information

Swiss SRB loss-absorbing capacity

Quarterly |

Swiss SRB going and gone concern information
CHF million, except where indicated	31.12.21	30.9.21	31.12.20

Eligible going concern capital
Total going concern capital	17,996	17,596	17,410
Total tier 1 capital	17,996	17,596	17,410
Common equity tier 1 capital	12,609	12,199	12,234
Total loss-absorbing additional tier 1 capital	5,387	5,396	5,176
of which: high-trigger loss-absorbing additional tier 1 capital	5,387	5,396	5,176

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,853	10,876	10,824
TLAC-eligible senior unsecured debt	10,853	10,876	10,824

Total loss-absorbing capacity
Total loss-absorbing capacity	28,849	28,472	28,234

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	106,399	109,941	107,253
Leverage ratio denominator	339,788	338,636	335,251[1]

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	16.9	16.0	16.2
of which: common equity tier 1 capital ratio	11.9	11.1	11.4
Gone concern loss-absorbing capacity ratio	10.2	9.9	10.1
Total loss-absorbing capacity ratio	27.1	25.9	26.3

Leverage ratios (%)[1]
Going concern leverage ratio	5.3	5.2	5.2
of which: common equity tier 1 leverage ratio	3.7	3.6	3.6
Gone concern leverage ratio	3.2	3.2	3.2
Total loss-absorbing capacity leverage ratio	8.5	8.4	8.4

1 The leverage ratio denominator (LRD) and leverage ratios for the respective period in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to the “UBS Switzerland AG standalone” section of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

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Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator
CHF billion	31.12.21	30.9.21	31.12.20[1]
Leverage ratio denominator
Swiss GAAP total assets	320.7	319.2	316.8
Difference between Swiss GAAP and IFRS total assets	2.9	3.3	4.5
Less: derivative exposures and SFTs[2]	(9.6)	(11.1)	(10.6)
On-balance sheet exposures (excluding derivative exposures and SFTs)	313.9	311.4	310.7
Derivative exposures	4.3	4.8	5.7
Securities financing transactions	5.4	6.2	3.8
Off-balance sheet items	16.5	16.5	15.2
Items deducted from Swiss SRB tier 1 capital	(0.3)	(0.3)	(0.2)
Total exposures (leverage ratio denominator)	339.8	338.6	335.3

1 The respective period in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

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UBS Switzerland AG standalone regulatory information

Capital instruments

Quarterly |

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6	7	8	9
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[3]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
9	Par value of instrument (currency in millions)	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
10	Accounting classification[4]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	18 December 2017	12 December 2018	12 December 2018	11 December 2019	29 October 2020	11 March 2021	2 June 2021	2 June 2021
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.
		Share capital	Additional tier 1 capital
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024	First optional repayment date: 29 October 2025	First optional repayment date: 11 March 2026	First optional repayment date: 2 June 2026	First optional repayment date: 2 June 2028
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any of every second interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to a tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest.

UBS Switzerland AG standalone regulatory information

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	3-month SARON Compound + 250 bps per annum quarterly	3-month SARON Compound + 489 bps per annum quarterly	3-month SOFR Compound + 561 bps per annum quarterly	3-month SARON Compound + 433 bps per annum quarterly	3-month SARON Compound + 397 bps per annum quarterly	3-month SARON Compound + 337 bps per annum quarterly	3-month SARON Compound + 307 bps per annum quarterly	3-month SARON Compound + 308 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG’s viability. Subject to applicable conditions.

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 Loans granted by UBS AG, Switzerland.    4 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.

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UBS Switzerland AG standalone regulatory information

Climate risk

Annual | Our climate strategy and governance are determined and overseen at Group level. Similarly, we identify and manage climate risks, including climate-related financial risks, in our own operations, balance sheet, client assets and supply chain on Group level.

In 2021, we further embedded climate risk into the UBS risk appetite framework and operational risk appetite statement. To protect our clients’ and our own assets from climate-related risks, we continue to drive the integration of climate-related risk into our standard risk management framework and processes.

In 2021 we have introduced selected climate-related metrics for the legal entity UBS Switzerland AG, which are presented along with respective metrics applicable to UBS Group in the UBS Group AG Annual Report 2021. p

›    Refer to “Our focus on sustainability and climate” of the “How we create value for our stakeholders” section and to “Sustainability and climate risk” of the “Risk management and control” section of the UBS Group AG Annual Report 2021 for more information

›    Refer to “Climate strategy” in the “Taking action on a net-zero future – our climate report” section of the Sustainability Report 2021, available from 11 March 2022 under “Annual reporting” at ubs.com/investors, for more information

UBS Switzerland AG standalone regulatory information

Notice to investors | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2020, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Christopher Castello_______

      Name: Christopher Castello

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

      Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Christopher Castello_______

      Name: Christopher Castello

      Title:   Controller and Chief

                 Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 7, 2022